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Consent of Independent Registered Public Accounting Firm

The Board of Directors of IAMGOLD Corporation

We consent to the inclusion in this annual report on Form 40-F of:

  our Report of Independent Registered Public Accounting Firm dated February 20, 2019, addressed to the shareholders and directors of IAMGOLD Corporation (the “Company”), on the consolidated financial statements of the Company comprising of the consolidated balance sheets of the Company as at December 31, 2018 and 2017, the related consolidated statements of earnings, comprehensive income (loss), changes in equity and cash flows for each of the years then ended, and the related notes; and

  our Report of Independent Registered Public Accounting Firm dated February 20, 2019 on the effectiveness of internal control over financial reporting as of December 31, 2018,

each of which is contained in this annual report on Form 40-F of the Company for the fiscal year ended December 31, 2018.

We also consent to the incorporation by reference of such reports in the Registration Statement No. 333-223646 on Form F-10 and Registration Statement No. 333-142127 on Form S-8 of IAMGOLD Corporation.

Chartered Professional Accountants, Licenced Public Accountants

February 20, 2019
Toronto, Canada